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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No. ____)

                           Baby Superstore, Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

     Common Stock, no par value                     056180102
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                              Louis Lipschitz
                             Toys "R" Us, Inc.
                               461 From Road
                         Paramus, New Jersey 07652
                              (201) 262-7800

                              with a copy to:

                           Dennis J. Block, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                         New York, New York  10153
                              (212) 310-8000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              October 1, 1996
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 12 Pages)
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 CUSIP No.       056180102               13D            Page 2 of 12


     1     NAME OF REPORTING PERSON:    Toys "R" Us, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       None
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     9,000,000**
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  None
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       9,000,000**
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  46.8%

    14     TYPE OF REPORTING PERSON:    CO



**All of such shares of common stock of Baby Superstore, Inc. (the "Company") may be deemed to be beneficially owned, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Toys "R" Us, Inc. ("Toys "R" Us") due to a voting agreement between Toys "R" Us and a shareholder of the Company owning such shares. The filing of this statement shall not be construed as an admission by
Toys "R" Us that it is for the purpose of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Items 4 and 5.
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     ITEM 1.  SECURITY AND ISSUER.
              -------------------
               THIS STATEMENT ON SCHEDULE 13D RELATES TO THE COMMON STOCK,
     NO PAR VALUE (THE "COMMON STOCK"), OF BABY SUPERSTORE, INC., A SOUTH CAROLINA CORPORATION (THE "COMPANY"). THE ADDRESS OF THE COMPANY'S PRINCIPAL EXECUTIVE OFFICE IS 1201 WOODS CHAPEL ROAD, DUNCAN, SOUTH CAROLINA 29334.

     ITEM 2.  IDENTITY AND BACKGROUND.
              ------------------------
               (A), (B), (C) AND (F). THIS STATEMENT ON SCHEDULE 13D IS FILED ON BEHALF OF TOYS "R" US, INC., A DELAWARE CORPORATION
     ("TOYS "R" US"). TOYS "R" US AND ITS SUBSIDIARIES ARE PRINCIPALLY ENGAGED IN THE OPERATION OF CHILDREN'S SPECIALTY RETAIL STORES CONSISTING OF 656 TOY STORES IN THE UNITED STATES, 378 INTERNATIONAL TOY STORES, INCLUDING FRANCHISE STORES, 211 CHILDREN'S CLOTHING STORES AND THREE BABY FURNISHINGS STORES. THE BUSINESS ADDRESS OF
     TOYS "R" US IS 461 FROM ROAD, PARAMUS, NEW JERSEY 07652. THE NAME, BUSINESS ADDRESS, PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND CITIZENSHIP OF EACH DIRECTOR AND EXECUTIVE OFFICER OF TOYS "R" US IS SET FORTH ON APPENDIX I HERETO AND INCORPORATED HEREIN BY REFERENCE.
               (D) AND (E).  DURING THE PAST FIVE YEARS, NEITHER
     TOYS "R" US, NOR, TO THE BEST OF ITS KNOWLEDGE, ANY OF ITS DIRECTORS AND EXECUTIVE OFFICERS, HAS (A) BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS), OR
     (B) BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE
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


     SECURITIES LAWS OR A FINDING OF ANY VIOLATION WITH RESPECT TO SUCH
     LAWS.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------
               TOYS "R" US HAS NOT PAID ANY CONSIDERATION TO ACQUIRE ANY SHARES OF COMMON STOCK.

     ITEM 4.  PURPOSE OF TRANSACTION.
              ----------------------
               TOYS "R" US, THE COMPANY AND JACK P. TATE ("TATE") ENTERED INTO A MERGER AGREEMENT, DATED AS OF OCTOBER 1, 1996 (THE "MERGER AGREEMENT"), PURSUANT TO WHICH AND SUBJECT TO THE CONDITIONS SET FORTH THEREIN, THE COMPANY WILL BE MERGED WITH AND INTO TOYS "R" US (THE "MERGER"), AND EACH SHAREHOLDER OF THE COMPANY, OTHER THAN TATE, WILL RECEIVE .8121 OF A SHARE OF TOYS "R" US COMMON STOCK FOR EACH SHARE OF COMMON STOCK. TATE, THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF THE COMPANY, WILL RECEIVE .5150 OF A SHARE OF TOYS "R" US COMMON STOCK FOR EACH SHARE OF COMMON STOCK OWNED BY HIM. TOYS "R" US WILL BE THE SURVIVING CORPORATION IN THE MERGER, ITS DIRECTORS AND OFFICERS AT THE TIME OF THE MERGER WILL CONTINUE AS DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION AND THE RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BY-LAWS OF TOYS "R" US AS IN EFFECT IMMEDIATELY PRIOR TO THE MERGER WILL BECOME THE CHARTER AND BY-LAWS, RESPECTIVELY, OF THE SURVIVING CORPORATION. UPON THE CONSUMMATION OF THE MERGER, THE COMMON STOCK WILL BECOME ELIGIBLE
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


     FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(G)(4) OF THE EXCHANGE ACT.
               THE MERGER IS CONDITIONED UPON, AMONG OTHER THINGS, APPROVAL BY THE SHAREHOLDERS OF THE COMPANY, THE EFFECTIVENESS OF TOYS "R" US' REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THE ACCEPTANCE OF THE TOYS "R" US COMMON STOCK TO BE ISSUED IN THE MERGER FOR LISTING ON THE NEW YORK STOCK EXCHANGE, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, THE EXPIRATION OF ANY WAITING PERIOD APPLICABLE TO THE MERGER UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AND THE RECEIPT OF AN OPINION OF COUNSEL THAT THE MERGER WILL BE TREATED FOR FEDERAL INCOME TAX PURPOSES AS A REORGANIZATION WITHIN THE MEANING OF SECTION 368(A) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND THAT NO GAIN OR LOSS WILL BE RECOGNIZED BY TOYS "R" US OR THE COMPANY AS A RESULT OF THE MERGER.
               IN CONNECTION WITH THE EXECUTION OF THE MERGER AGREEMENT AND TO FACILITATE THE CONSUMMATION OF THE MERGER, TOYS "R" US ENTERED INTO A SHAREHOLDERS AGREEMENT, DATED OCTOBER 1, 1996 (THE "SHAREHOLDERS AGREEMENT"), WITH TATE AND LINDA M. ROBERTSON. PURSUANT TO THE SHAREHOLDERS AGREEMENT, TATE, WHO IS THE BENEFICIAL OWNER OF 9,000,000 SHARES OF COMMON STOCK (THE "TATE SHARES"), REPRESENTING APPROXIMATELY 46.8% OF THE OUTSTANDING SHARES OF COMMON STOCK (BASED UPON THE COMPANY'S

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


     REPRESENTATION IN THE MERGER AGREEMENT THAT THERE WERE 19,235,533 SHARES OF COMMON STOCK OUTSTANDING AS OF OCTOBER 1, 1996), HAS AGREED TO VOTE ALL SUCH SHARES (I) IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT AND ANY ACTIONS REQUIRED IN FURTHERANCE THEREOF;
     (II) AGAINST ANY ACTION OR AGREEMENT THAT WOULD RESULT IN A BREACH IN ANY RESPECT OF ANY COVENANT, REPRESENTATION OR WARRANTY OR ANY OTHER OBLIGATION OR AGREEMENT OF THE COMPANY UNDER THE MERGER AGREEMENT (AFTER GIVING EFFECT TO ANY MATERIALITY OR SIMILAR QUALIFICATIONS CONTAINED THEREIN); AND (III) EXCEPT AS OTHERWISE AGREED TO IN WRITING IN ADVANCE BY TOYS "R" US, AGAINST THE FOLLOWING ACTIONS (OTHER THAN THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT):
     (A) ANY EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, CONSOLIDATION OR OTHER BUSINESS COMBINATION INVOLVING THE COMPANY;
     (B) A SALE, LEASE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE COMPANY, OR A REORGANIZATION, RECAPITALIZATION, DISSOLUTION OR LIQUIDATION OF THE COMPANY; (C) (1) ANY CHANGE IN A MAJORITY OF THE PERSONS WHO CONSTITUTE THE BOARD OF DIRECTORS OF THE COMPANY; (2) ANY CHANGE IN THE PRESENT CAPITALIZATION OF THE COMPANY OR ANY AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION OR BY-LAWS; (3) ANY OTHER MATERIAL CHANGE IN THE COMPANY'S CORPORATE STRUCTURE OR BUSINESS; OR
     (4) ANY OTHER ACTION WHICH, IN THE CASE OF EACH OF THE MATTERS REFERRED TO IN CLAUSES C (1), (2), (3) OR (4), IS INTENDED, OR COULD REASONABLY

     BE EXPECTED, TO IMPEDE, INTERFERE WITH, DELAY, POSTPONE, OR MATERIALLY ADVERSELY AFFECT THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE SHAREHOLDERS AGREEMENT AND THE MERGER AGREEMENT. TATE HAS ALSO GRANTED TOYS "R" US AN IRREVOCABLE PROXY TO VOTE ALL TATE SHARES IN ACCORDANCE WITH THE FOREGOING AGREEMENTS. IN ADDITION, TATE HAS AGREED NOT TO SELL, TRANSFER, TENDER, PLEDGE, ENCUMBER, ASSIGN OR OTHERWISE DISPOSE OF THE TATE SHARES DURING THE TERM OF THE SHAREHOLDERS AGREEMENT.
               THE FOREGOING AGREEMENTS WITH RESPECT TO THE TATE SHARES WILL TERMINATE ON THE EARLIER OF (I) THE TERMINATION OF THE MERGER AGREEMENT AND (II) THE EFFECTIVE TIME OF THE MERGER.
               THE FOREGOING SUMMARIES OF THE MERGER AGREEMENT AND THE SHAREHOLDERS AGREEMENTS DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, ALL OF THE TERMS AND PROVISIONS OF THE MERGER AGREEMENT AND THE SHAREHOLDERS AGREEMENTS FILED AS EXHIBIT 1 AND 2, RESPECTIVELY, TO THIS SCHEDULE 13D.
               EXCEPT AS SET FORTH ABOVE, TOYS "R" US CURRENTLY HAS NO OTHER PLANS NOR INTENTIONS THAT COULD RESULT IN OR RELATE TO ANY OF THE TRANSACTIONS DESCRIBED IN SUBPARAGRAPH (A) THROUGH (J) OF ITEM 4 OF SCHEDULE 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
              ------------------------------------
               (A) AND (B). TOYS "R" US, DUE TO THE VOTING AGREEMENTS WITH RESPECT TO THE TATE SHARES SET FORTH IN THE SHAREHOLDERS

     AGREEMENT AND DESCRIBED IN ITEM 4, MAY BE DEEMED TO BENEFICIALLY OWN, FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT, 9,000,000 SHARES OF COMMON STOCK, REPRESENTING APPROXIMATELY 46.8% OF THE COMPANY'S OUTSTANDING SHARES OF COMMON STOCK. THE FILING OF THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION BY TOYS "R" US THAT IT IS FOR THE PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT THE BENEFICIAL OWNER OF SUCH SHARES.
               TOYS "R" US HAS SHARED POWER PURSUANT TO THE SHAREHOLDERS AGREEMENT TO VOTE 9,000,000 SHARES OF COMMON STOCK IN THE MANNER SET FORTH IN THE SHAREHOLDERS AGREEMENT AND DESCRIBED IN ITEM 4. TOYS "R" US DOES NOT HAVE SOLE POWER TO VOTE OR TO DIRECT THE VOTE OR THE SOLE OR SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF ANY SHARES OF COMMON STOCK. TO THE BEST OF TOYS "R" US' KNOWLEDGE, NO DIRECTOR OR EXECUTIVE OFFICER OF TOYS "R" US OWNS ANY SHARES OF COMMON STOCK.

               (C). NO TRANSACTIONS IN SHARES OF COMMON STOCK WERE EFFECTED BY TOYS "R" US DURING THE PAST 60 DAYS.

               (D).  NOT APPLICABLE.

               (E).  NOT APPLICABLE.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
               ------------------------------------------------------
               EXCEPT FOR THE MERGER AGREEMENT AND THE SHAREHOLDERS AGREEMENT, NEITHER TOYS "R" US, NOR, TO THE BEST OF ITS KNOWLEDGE, ANY OTHER PERSON NAMED IN ITEM 2 HAS ANY CONTRACT, ARRANGEMENT,
     UNDERSTANDING OR RELATIONSHIP (LEGAL OR OTHERWISE)

     WITH ANY PERSON WITH RESPECT TO ANY SECURITIES OF THE COMPANY, INCLUDING, BUT NOT LIMITED TO, TRANSFER OR VOTING OF ANY SECURITIES, FINDER'S FEES, JOINT VENTURES, LOAN OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES OF PROFITS, DIVISION OF PROFITS OR LOSS, OR THE GIVING OF WITHHOLDING OF PROXIES.

     ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
              ---------------------------------
               THE FOLLOWING ARE FILED AS EXHIBITS HERETO:
               1. AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 1, 1996, AMONG TOYS "R" US, INC., BABY SUPERSTORE, INC. AND JACK P. TATE.
               2. SHAREHOLDERS AGREEMENT, DATED OCTOBER 1, 1996, BY AND AMONG TOYS "R" US, INC. AND JACK P. TATE AND LINDA M. ROBERTSON.

                                    SIGNATURE
                                    ---------
               AFTER REASONABLE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

     DATED:  OCTOBER 11, 1996


                                   TOYS "R" US, INC.



                                   BY: /S/  LOUIS LIPSCHITZ
                                      --------------------------------
                                      LOUIS LIPSCHITZ
                                      EXECUTIVE VICE PRESIDENT AND
                                      CHIEF FINANCIAL OFFICER

                                   APPENDIX I


               THE FOLLOWING TABLE SETS FORTH THE NAME, BUSINESS ADDRESS, POSITION WITH TOYS "R" US AND PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME AND PRINCIPAL BUSINESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED BY EACH DIRECTOR AND EXECUTIVE OFFICER OF TOYS "R" US. THE PRINCIPAL BUSINESS ADDRESS OF TOYS "R" US IS 461 FROM ROAD, PARAMUS, NEW JERSEY 07652 AND, UNLESS OTHERWISE INDICATED, THE BUSINESS ADDRESS OF EACH PERSON LISTED BELOW IS THE AFORESAID ADDRESS. ALL OF THE INDIVIDUALS LISTED BELOW ARE CITIZENS OF THE UNITED STATES.

                                        POSITION WITH TOYS "R" US;
        NAME AND                         PRINCIPAL OCCUPATION OR
     BUSINESS ADDRESS                         EMPLOYMENT
     ----------------                   --------------------------


     ROBERT A. BERNARD                  DIRECTOR OF TOYS "R" US;
     100 RING ROAD WEST                 PRIVATE REAL ESTATE DEVELOPER
     SUITE 205
     GARDEN CITY, NY

     ROBIN COSTIN                       DIRECTOR OF TOYS "R" US;
     RESERVIOR CAPITAL MGMT., INC.      PRESIDENT OF RESERVIOR CAPITAL
     99 BEDFORD STREET                  MANAGEMENT, INC., AN
     BOSTON, MA  02111                  INVESTMENT MANAGEMENT FIRM

     MICHAEL GOLDSTEIN                  VICE CHAIRMAN OF THE BOARD OF
                                        DIRECTORS AND CHIEF EXECUTIVE
                                        OFFICER OF TOYS "R" US

     MILTON S. GOULD                    DIRECTOR OF TOYS "R" US;
     LEBOEUF, LAMB, GREEN & MACRAE      OF COUNSEL TO THE LAW FIRM OF
     125 WEST 55TH STREET               LEBOEUF, LAMB, GREEN & MACRAE
     NEW YORK, NY  10019

     SHIRLEY STRUM KENNY                DIRECTOR OF TOYS "R" US;
     STATE UNIVERSITY OF NY AT          PRESIDENT OF THE STATE
     STONY BROOK                        UNIVERSITY OF NEW YORK AT
     NICHOLLS ROAD                      STONY BROOK
     STONY BROOK, NY  11794
     ADMIN. BLDG. #310

     CHARLES LAZARUS                    CHAIRMAN OF THE BOARD OF
                                        DIRECTORS OF TOYS "R" US



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     NORMAN S. MATTHEW                  DIRECTOR OF TOYS "R" US;
     650 MADISON AVENUE                 INDEPENDENT RETAIL CONSULTANT
     NEW YORK, NY  10022

     HOWARD W. MOORE                    DIRECTOR OF TOYS "R" US;
     15 MUIR BEACH CIRCLE               PRESIDENT OF HOWARD MOORE
     CORONA DEL MAR, CA  92625          ASSOCIATES, BUSINESS
                                        CONSULTANTS

     ROBERT C. NAKASONE                 DIRECTOR OF TOYS "R" US;
                                        PRESIDENT AND CHIEF OPERATING
                                        OFFICER OF TOYS "R" US

     HAROLD M. WIT                      DIRECTOR OF TOYS "R" US;
     ALLEN & CO.                        MANAGING DIRECTOR OF ALLEN &
     711 FIFTH AVENUE                   COMPANY, INCORPORATED, AN
     NEW YORK, NY  10017                INVESTMENT BANKING FIRM

     ROGER V. GODDU                     EXECUTIVE VICE PRESIDENT OF
                                        TOYS "R" US - PRESIDENT OF
                                        U.S. TOY STORE MERCHANDISING
                                        DIVISION

     LOUIS LIPSCHITZ                    EXECUTIVE VICE PRESIDENT AND
                                        CHIEF FINANCIAL OFFICER OF
                                        TOYS "R" US

     MICHAEL J. MADDEN                  EXECUTIVE VICE PRESIDENT OF
                                        TOYS "R" US - PRESIDENT OF
                                        U.S. TOY STORE OPERATIONS
                                        DIVISION

     RICHARD L. MARKEE                  EXECUTIVE VICE PRESIDENT -
                                        PRESIDENT OF KIDS "R" US AND
                                        BABIES "R" US DIVISIONS

     GREGORY R. STALEY                  EXECUTIVE VICE PRESIDENT OF
                                        TOYS "R" US - PRESIDENT OF
                                        TOYS "R" US INTERNATIONAL
                                        DIVISION

     JOSEPH J. LOMBARDI                 VICE PRESIDENT - CONTROLLER OF
                                        TOYS "R" US




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